Exhibit 99.5

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Report of Independent Accountants

Retailers National Bank.
Its Officers and Directors
As Servicer

We have examined management’s assertion, included in the accompanying report, Report of Management on Compliance, dated January 23, 2004, that Retailers National Bank, as Servicer, complied in all material respects with the administration and servicing requirements of Article III, Article IV, and Section 8.8 of the Amended and Restated Pooling and Servicing Agreement, dated as of April 28, 2000, and the applicable provisions of the Series 1998-1 Supplement, dated as of August 12, 1998, the Series 2001-1 Supplement, dated as of August 22, 2001, and the Series 2002-1 Supplement, dated as of July 2, 2002, to the Target Credit Card Master Trust, insofar as such articles, section, and provisions relate to accounting matters. The Company’s management is responsible for the assertion. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management’s assertion referred to above is fairly stated, in all material respects.

January 23, 2004

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